Exhibit 99.1

GDS Releases 2023 ESG Report

SHANGHAI, China, August 27, 2024 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced the release of its 2023 Environmental, Social and Governance (“ESG”) report, detailing the Company’s ongoing sustainability efforts and its ESG performance.

In a significant development, GDS is delighted to announce that, through implementing a diverse strategy for renewable energy replacement, it achieved a renewable energy usage of 38% in 2023. Notably, 41 data centers are now certified as green data center. The renewable energy transition and operation of green data center led to an impressive reduction in the Company’s carbon intensity, down to 1,221 tCO2e/mil. USD in 2023. To ensure our carbon reduction targets align with global climate goals and are driven by scientific principles, we embarked on the Science Based Targets initiative (SBTi), charting a definitive course for carbon reduction. This not only strengthens our ability to address climate risks but also enhances stakeholder trust.

“Over the past year, we have continued to drive forward on our path to carbon neutrality by 2030,” said Mr. William Huang, Chairman and CEO of GDS. “We are dedicated to evolving into a green intelligent infrastructure platform that paves the way for a sustainable future. Our strategy is anchored in a deep commitment to ESG principles, which permeate every aspect of our operations and define our corporate ethos. By integrating sustainability into our core activities, we ensure that our approach not only enhances operational excellence but also upholds responsible corporate governance. I am genuinely excited about the future we are forging, confident that our innovative practices will foster enduring growth for our Company and continue to lead our industry forward.”

To view the report in full, please visit the ESG section on the GDS corporate website or access the report at:

https://www.gds-services.com/esg2023/ESG.html

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited